Exhibit 12.01

SOUTHWEST GAS HOLDINGS, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2017	2016	2015	2014	2013
1. Fixed charges:
A) Interest expense	$77,824	$73,000	$71,661	$71,234	$62,958
B) Amortization	1,906	1,835	1,884	2,063	2,002
C) Interest portion of rentals	22,412	19,438	16,678	11,802	11,809

Total fixed charges	$102,142	$94,273	$90,223	$85,099	$76,769

2. Earnings (as defined):
D) Pretax income from continuing operations	$259,030	$231,523	$219,332	$219,521	$222,815
Fixed Charges (1. above)	102,142	94,273	90,223	85,099	76,769

Total earnings as defined	$361,172	$325,796	$309,555	$304,620	$299,584

	3.54	3.46	3.43	3.58	3.90